

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2010

Mr. David Jackson
Company Secretary
BP p.l.c.
1 St James's Square, London SW1Y 4PD
United Kingdom

Re: BP p.l.c.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed March 5, 2010
File No. 001-06262

Dear Mr. Jackson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Our Performance, page 11

Safety, page 11

1. We note your disclosure on page 70 that in January 2010, a joint meeting of the audit and the safety, ethics and environment assurance committees of the board reviewed reports from a general auditor as part of the board's annual review of the company's system of internal control. The reports described the significant risks identified across the group and highlighted remedial actions taken by management in response to significant failings and weaknesses identified. Please provide copies of such reports to us. In addition, please tell us what consideration you gave to identifying such risks in your annual report on Form 20-F for the fiscal year ended December 31, 2009.

2.   We also note your disclosure on page 70 that you have in place a system of internal controls for managing risks, including environmental risks. In light of the Deepwater Horizon accident, please expand your disclosure to describe such internal controls.

Risk Factors, page 14

3.   We note your risk factor disclosures under the headings "Process Safety," "Personal Safety," and "Environmental." Please revise each such risk factor to explain clearly how the risk affects you or your securities. See Instructions to Item 3.D of Form 20-F. For example, and without limitation, please address the following:

- Please discuss material risks related to process safety and environmental law compliance in the context of prior oil spills and other major incidents.

- Please discuss material risks related to personal safety in the context of your historical safety issues.

- Please discuss with more specificity the material risks related to the nature and location of your activities. Your revised disclosure should address, but should not be limited to, the risks related to your operations in the Gulf of Mexico.

4.   We note your disclosure at page 40 that you generally restrict your purchase of insurance to situations where this is required for legal or contractual reasons. In your revisions to the risk factor disclosures in response to the comment immediately above, please address such risks in the context of your insurance coverage with respect to potential claims. Please also address such risks in the context of your material indemnification obligations.

Further Note on Certain Activities, page 17

5.   We note the statement that you supply fuels and lubricants to airlines and shipping companies from Sanctioned Countries, that Sanctioned Countries is defined as countries identified by the U.S. Department of State as State Sponsors of Terrorism, and that Sudan is deemed a State Sponsor of Terrorism. Please tell us whether your activities include supplying fuels and lubricants to airlines and shipping companies from Sudan.

6.   We note your disclosure regarding business activities in Iran, Syria and Cuba. Please provide us with updated information relating to business activities in, or other business contacts relating to, these countries since your letter to us dated November 4, 2008. Your response should include information regarding any past, current or anticipated direct or indirect contacts with the countries since that date, including contacts through subsidiaries. Describe the nature and scope of any

products, technologies, equipment, and services you have provided in each of these countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the countries, since your November 4, 2008, letter. Tell us the nature and amount of any payments you have made since your letter to us of November 8, 2008 to the governments of these countries or entities controlled by these governments. In this regard, we note that you have contacts with the National Iranian Oil Company and with NaftIran which, according to June 2010 news articles, is heavily funded by Iran's central government.

Provide the same information regarding any contacts relating to Sudan.

7.   Please discuss the materiality of any contacts with Iran, Syria, Sudan or Cuba described in response to our prior comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent periods. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba. In this regard, we note from June 2010 news articles that you have joint ventures with NaftIran and NaftIran's subsidiary, Iranian Oil Company, and note that you conduct joint ventures with the National Iranian Oil Company. In your materiality analysis, please address the potential reputational harm that may result from these arrangements.

Exploration and Production, page 18

North America, page 25

Deepwater Gulf of Mexico, page 25

8.   We note in September 2009, you announced the Tiber discovery in the deepwater Gulf of Mexico, and the discovery well is in 4,132 feet of water. We also note it was drilled to a total depth of approximately 35,055 feet making it the deepest oil and gas discovery well ever drilled. It appears the Deepwater Horizon was used in the drilling of this well. With a view toward possible disclosure, please tell us if the same drilling technologies and safety procedures were employed for the Tiber discovery as the discovery at Mississippi Canyon, Block 252 and whether you are exposed to similar risks for associated, subsequent appraisal wells.

Corporate Responsibility, page 42

9.   With a view toward possible disclosure, please address the following with respect
        to your operating management system (OMS):

        •   We note by the end of 2009 your safety and operations audit team had audited
                a total of 94 BP businesses, including all major operating sites, within a three-
                year period. We also note the audits in 2009 included pilot audits for analysis
                against the requirements of the OMS. Tell us if your operations at Deepwater
                Horizon were included in these pilot audits and if so, tell us whether the
                operations were in compliance with your safety framework.

        •   We note your OMS provides a single operating framework for all BP
                operations and is a key part of continuing to drive a rigorous approach to safe
                operations. We also note OMS had been implemented at 70 operations by the
                end of 2009. Tell us if OMS was implemented for your operations at
                Deepwater Horizon, and if so, when the implementation occurred.

        •   We note that your 234 oil spills in 2009 totaled 1,191 million litres (7.5
                million barrels) and that you state the operating management system is a key
                part of your approach to safe operations. Please explain to us the current
                specific safeguards incorporated by your OMS to prevent oil spills and well
                blow outs. Address offshore blow outs separately. Tell us whether you
                contemplate future modifications to OMS in light of the MC 252 incident.

10.   We note your disclosure at page 42 regarding "[s]afe, reliable and responsible
        operations" and your efforts to improve safety. We also note your disclosure at
        page 43 regarding environmental management. Given the safety and
        environmental issues that you have faced in the past, including with respect to
        your operations in Alaska, please revise your disclosure in this section and other
        relevant portions of your filing to briefly describe prior material safety and
        environmental incidents in order to provide context to your statements regarding
        safety and environmental management.

11.   With a view toward possible disclosure, please tell us what remediation plans or
        procedures you have in place to deal with the environmental impact that would
        occur in the event of an additional oil spill or leak from your operations, including
        your offshore operations.

12.   We note your disclosure at page 42 regarding the Independent Expert's second
        annual report dated March 2009. Please tell us why you did not disclose in your
        annual report on Form 20-F for the fiscal year ended December 31, 2009 that the
        Independent Expert found that "a substantial amount of work remains" to
        complete the implementations of the recommendations issued by the BP U.S.
        Refineries Independent Safety Review Panel, including with respect to the

"significant gaps" in process safety management systems and/or their implementation at three U.S. refineries identified in audits. In addition, please tell us what consideration you gave to identifying in your annual report all of the areas that the Independent Expert believed warranted more focused attention to better address particular recommendations, as set forth in his second annual report. In that regard, we note your disclosure at page 74 of your annual report with respect to only three of the seven areas.

Note 4. Segmental Analysis, page 124

13. We note you have two reportable segments, Exploration and Production and Refining and Marketing. Please explain how your determination of your reportable segments complies with IFRS 8, paragraph 11. Specifically, tell us if Exploration and Production and Refining and Marketing are two operating segments that are reportable or whether these two reportable segments consist of several operating segments that are aggregated in accordance with paragraph 12 of IFRS 8. If you are aggregating operating segments, please provide your analysis which demonstrates that the operating segments being aggregated exhibit similar economic characteristics. Further, tell us how you determined it is appropriate to aggregate your Shipping business within your Other businesses and corporate segment.

Form 6-K furnished June 21, 2010

14. We note your disclosure in your report on Form 6-K regarding your position with respect to the obligations of other parties to share in the cleanup costs related to the spill in the Gulf of Mexico that relates to Mississippi Canyon, Block 252. With a view toward possible disclosure, please explain to us the following:

- Clarify the extent to which specific environmental or other regulations (e.g. the U.S. Oil Pollution Act of 1990 and the Jones Act) may apply to you with regard to this incident. Tell us what these regulations may require of you and discuss any potential penalties.

- With regard to your contracts with Transocean, Ltd., Halliburton Company, the co-owners of the leasehold interests and any other relevant parties, describe to us in sufficient detail any obligations or other potential liability you may have. For example, tell us the extent of your environmental liability, liability for removal of the wrecked rig, liability for personal injuries and deaths and loss of revenue.

- Describe any provisions regarding liability indemnification in your contract(s) related to the Mississippi Canyon, Block 252 operations.

- Quantify the amount of insurance coverage, if any, including relevant deductibles, you have related to Mississippi Canyon, Block 252, and the related incident.

- Describe the reasonably possible impacts of this incident on your financial position, results of operations and liquidity, including loss of revenues and costs expected to be incurred.

15. Please tell us what consideration you have given to amending your annual report on Form 20-F for the fiscal year ended December 31, 2009 to file your material contracts related to the Mississippi Canyon, Block 252 operations, including any such contracts with Transocean, Ltd., Halliburton Company, the co-owners of the leasehold interests and any other relevant parties.

Engineering Comments

Group Overview, page 6

Production and net proved reserves, page 13

16. We note by footnote "a" that your crude oil volumes include natural gas liquids. Please explain to us if NGL comprise a material portion of these crude oil volumes. If true, reconcile the NGL price difference from conventional crude.

17. Your footnote also states, "Production and proved reserves exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently, and include minority interests in consolidated operations." Please tell us the countries in which royalty owners satisfy these conditions.

Exploration and Production, page 18

Key Statistics, page 19

18. Item 1204(b) of Regulation S-K specifies the disclosure for each of the last three fiscal years, by geographical area: (1) The average sales price (including transfers) per unit of oil, gas and other products produced; and (2) The average production cost, not including ad valorem and severance taxes, per unit of production. We note that your tabular presentations of average sales prices and average unit production costs exclude equity-accounted entities. Please revise your presentation to provide such information or tell us why it is not required.

Reserves and production, page 20

19.   We note your statement "At the point of <u>final investment decision</u>, most proved reserves will be categorized as proved undeveloped (PUD). Volumes will subsequently be recategorized from PUD to proved developed (PD) as a consequence of development activity. When part of a well's proved reserves depends on a <u>later phase of activity</u>, only that portion of proved reserves associated with existing, available facilities and infrastructure moves to PD." With a view toward possible disclosure, please describe to us the "later phases of activity" that are included in your final investment decision.

20.   With a view toward possible disclosure, please tell us the figures by location for the "material volumes of proved undeveloped reserves" which are part of ongoing development activities. Include the date of first booking for each activity.

21.   With a view toward possible disclosure, please tell us your PUD volumes which are scheduled for initial development more than five years after first booking. Include the specific circumstances that justify such delay to development.

22.   With a view toward possible disclosure, please explain to us the additions and reductions to your PUD oil and gas reserves with a description of the different types of change to PUD reserves, e.g. acquisition, discoveries and extensions, revision.

Reserves and production, page 21

23.   We note your statement, "BP bases its proved reserves estimates on the requirement of reasonable certainty with rigorous technical and commercial assessments based on conventional industry practice." Rule 4-10(a)(24) of Regulation S-X describes estimated ultimate recoveries as reasonably certain if such EURs are much more likely to increase or remain constant as additional technical information is acquired. With a view toward possible disclosure, please support your statement to us with reference to the historical technical revisions of your proved reserves.

Azerbaijan, page 28

24.   With a view toward possible disclosure, please explain to us the circumstances surrounding the subsurface gas release on the Central Azeri platform and the results of the review referenced here.

Iraq, page 29

25.   We note that you entered a contract with Southern Oil Company of Iraq to expand production of the Rumaila field. If you plan to claim proved reserves associated with this project, please furnish to us a detailed explanation of the contractual

arrangements that support your claim to proved reserves. Address the capital you will have at risk, the contractual oil price(s) and the cost recovery and profit apportionment of derived revenue. Please tell us if you will be allowed to apply production/revenues from other areas to your Rumaila field cost recovery and profit balances.

Supplementary information on oil and natural gas (unaudited), page 183

Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves, page 194

26.   We note the line item for changes to the standardized measure, "Previously estimated development costs incurred during the year" is $13,800 million ($11,700 million and $2,100 million for subsidiary and equity accounted, respectively). The 2009 costs incurred (pages 184-185) present actual development costs as $12,392 million (= $10,396 million + $1,996 million). With a view toward possible disclosure, please reconcile this difference to us.

Productive oil and gas wells and acreage, page 196

27.   In part, Item 1208(b) of Regulation S-K requires the disclosure, if material, of the minimum remaining terms of leases and concessions. We note the absence of such information. Please revise your presentation to provide such information or tell us why it is not required.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or Chris White, Accounting Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Laura Nicholson at (202) 551-3584, Anne Nguyen Parker, Legal Branch Chief, at (202) 551-3611, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director